

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 18, 2017

Robert Stefanovich
Chief Financial Officer
Cryoport, Inc.
17305 Daimler Street
Irvine, CA 92614

      Re: Cryoport, Inc.
               Post-Effective Amendment to Form S-1 on Form S-3
               Filed August 31, 2017
               File No. 333-203006

Dear Mr. Stefanovich:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please clarify in the explanatory note the relationship between this filing and the registration statement on Form S-1 (333-212364) declared effective August 10, 2016. For example, please clarify in the explanatory note that you are continuing the registration of the offer and sale of the 1,640,401 shares of common stock issuable upon exercise of the remaining outstanding warrants pursuant to this post-effective amendment on Form S-3 (File No. 333-203006), and not pursuant to the registration statement on Form S-1 (333-212364). Please also clarify in the explanatory note that the secondary offering included in the Form S-1 (333-212364) declared effective August 10, 2016 has been terminated and you are concurrently filing a post-effective amendment to deregister unsold securities from that offering.

Robert Stefanovich
Cryoport, Inc.
September 18, 2017
Page 2

2. Please disclose on the prospectus cover and in Plan of Distribution that Feltl and Company, Inc., is an underwriter within the meaning of Securities Act Section 2(a)(11).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3584 with any questions you may have.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Anthony Ippolito, Esq.
        Snell & Wilmer LLP